

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 23, 2016

Tommy E. Kee
Chief Financial Officer
Harrison Vickers and Waterman Inc.
712 U.S. Highway 1, Suite 200
North Palm Beach, FL 33408

> **Re: Harrison Vickers and Waterman Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 15, 2015**
> **Form 8-K**
> **Filed April 27, 2015**
> **File No. 333-162072**

Dear Mr. Kee:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Report of Independent Public Accounting Firm, page F-2

1. We note the first paragraph of your auditor's reports indicates one year, June 30, 2015, of the financial statements was audited. We further note that in the third paragraph, the auditor's opinion refers to the year ended June 30, 2014. Please note that the required financial statements presented in your Form 10-K must be audited for all periods presented. Please amend your Form 10-K to include audit reports covering the required periods.

Consolidated Balance Sheet and Statement of Operations, pages F-3 and F-4

2. Please explain and disclose the nature of the minority interest including what gave rise to the interest. Please also tell us why classification within liabilities is appropriate under

current accounting standards. In this regard, please review the current accounting literature for non-controlling interest, as that term is defined in ASC 810-10-20, and revise the financial statements to reflect the appropriate current accounting and presentation.

Note 1 – Organization and Operations, page F-7

3. We note on April 21, 2015 you entered into a Purchase Agreement with the three original shareholders of Attitude Beer Holding Company (ABH), namely, Attitude Drinks, Inc., Alpha Capital Anstalt, (Alpha) and Tarpon Bay Partners LLC, (Tarpon Bay), pursuant to which the shareholders sold to you all of the outstanding shares of stock of ABH. In consideration for the ABH shares, Attitude Drinks received all of the outstanding shares of Series B Preferred Stock of the Company having voting rights equal to 51% of the outstanding votes and purchased 87,990,000 shares from HVW Holdings LLC at a price of $65,000 representing 70% of your common stock . Alpha and Tarpon received convertible notes and warrants. In connection with this transaction please provide the following information:

- Define "the Company" as used in this note and disclose the number of shares of ABH received.

- Disclose how you accounted for this transaction and the basis in GAAP for your accounting.

- Tell us which party(s) to the transaction you identified as the accounting acquirer and whether a change in control of ABH occurred. In this regard, please explain how you evaluated whether the acquisition was a reverse acquisition or reverse recapitalization since one or more of the three original shareholders that controlled ABH appear to control Harrison Vickers and Waterman Inc. (the Company) which controls ABH post-acquisition. Please provide the pre- and post-acquisition percentages of voting control of ABH and the Company, respectively for each of the three original shareholders. To the extent the same party or parties control the Company that also controlled ABH, we do not believe the acquisition method of accounting is appropriate. Reference is made to ASC 805-10-25 and 805-40-05.

- Assuming you demonstrate the acquisition method of accounting was appropriate, disclose how you measured the consideration transferred including the cash, stock, notes and warrants and any other consideration and tell us how the consideration was reflected in your purchase accounting for this transaction including the allocation to goodwill.

- Assuming you demonstrate the acquisition method of accounting was appropriate, please explain how you applied the provisions of ASC 805-10 and provide all the disclosures required by ASC 805-20-50-1.

  Your response and basis for you conclusion should be comprehensive and include any accounting guidance you relied on.

Note 10 – Goodwill, page F-16

4. It is unclear what you are trying to convey in this disclosure. Please note that an explicit valuation of goodwill in recording a business combination is not acceptable under GAAP. The initial determination of goodwill in a business combination is the residual of the excess of fair value of consideration paid over the fair value of identifiable assets acquired. Please also note that ASC 350 governs the subsequent annual evaluation of goodwill and does not explicitly value goodwill but employs a 2-step test in determining whether goodwill is impaired. Please review this note and the related accounting literature surrounding goodwill creation and impairment and revise the disclosure to comply with applicable accounting principles. Please also note the impact that a reverse acquisition or recapitalization determination would have on goodwill including the need for this note. We may have further substantive comment upon your detailed response.

Form 8-K filed April 27, 2015

5. Please explain in detail why the above Form 8-K did not include the information required by Item 2.01 of Form 8-K. We note your disclosure under Item 9.01 that the financial statements of business acquired and pro forma financial information will be filed by amendment to this report no later than 71 calendar days after the date the 8-K was filed. We were not able to locate the required audited financial statements of the business acquired or pro forma information required by Item 9.01(a). Please file the required item 2.01 information and Item 9.01(a) financial statements in an amendment to the above Form 8-K immediately. Please also justify the fiscal years presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Roy G. Warren, Chief Executive Officer